

10031484

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section

JUN 17 2010

Washington, DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-65166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Nollenberger Capital Partners Inc. 101 California Street, Suite 3100
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas C. Heske (415) 402 - 6024
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer LLP
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300 (Address) San Francisco (City) CA (State) 94108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Douglas C. Heske, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nollenberger Capital Partners Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer & President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

STATE OF CALIFORNIA)
) ss.
COUNTY OF SAN FRANCISCO)

On June 15, 2010 , before me, Clint M. Johnson , Notary Public,
Date — Name And Title Of Officer (e.g. "Jane Doe, Notary Public")

personally appeared Douglas C. Heske ,
Name of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

CLINT M. JOHNSON
Commission # 1833216
Notary Public - California
San Francisco County
My Comm. Expires Jan 25, 2013

Signature of Notary Public

(Seal)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

CAPACITY(IES) CLAIMED BY SIGNER(S)

- ☐ Individual(s)
- X Corporate Officer
  - CEO & President
  - Title(s)
- ☐ Partner(s) ☐ Limited ☐ General
- ☐ Attorney-In-Fact
- ☐ Trustee(s)
- ☐ Guardian/Conservator
- ☐ Other: ______

Signer is representing:
Name Of Person(s) Or Entity(ies)

Nollenberger Capital Partners Inc.

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report Form X17A5, Part III
Title or Type of Document

2
Number Of Pages

6/15/10
Date Of Document

______
Signer(s) Other Than Named Above

SCHEDULE I

NOLLENBERGER CAPITAL PARTNERS, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

as of December 31, 2009

Net capital:		
Total stockholders equity qualified for net capital		$ 1,531,673
Add:		
Liabilities subordinated to claims of general creditors		240,000
Total capital and allowable subordinated liabilities		1,771,673
Less nonallowable assets:		
Certificate of deposit	$ 100,000	
Prepaid expenses and other assets	231,092	
Service fees	10,020	
Other receivables	1,610	
Notes receivable–related party	352,119	
Furniture and equipment, net	416,416	
Total nonallowable assets		1,111,257
Net capital before haircuts on securities positions		660,416
Less haircuts on securities		22,329
Net capital		638,087
Net minimum capital requirement of 6.67% of aggregate indebtedness of $1,863,606 or $100,000, whichever is greater		124,240
Excess net capital		$ 513,847
Ratio of aggregate indebtedness to net capital		292%

* There were no material differences in the Computation of Net Capital under Rule 15c3-1 above and the Company's computation included in Part II of Form 17A-5.

NOLLENBERGER CAPITAL PARTNERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

for the year ended December 31, 2009

Balance, January 1, 2009	$ -
Increase–secured demand note	240,000
Decrease	-
Balance, December 31, 2009	$ 240,000